SCHEDULE 14A INFORMATION
Proxy Statement Pursuant to Section 14(a)of the Securities Exchange Act of 1934

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PremierWest Bancorp
(Name of Registrant as Specified in Its Charter)

_____
(Name of Person(s) Filing Proxy Statement, if other than Registrant)

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PremierWest Bancorp

NOTICE OF ANNUAL MEETING

AND PROXY STATEMENT

MAY 26, 2004

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PREMIERWEST BANCORP

503 Airport Road
Medford, Oregon 97504

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NOTICE OF ANNUAL MEETING OF SHAREHOLDERS
TO BE HELD May 26, 2004

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To the shareholders of PremierWest Bancorp:

Notice is hereby given that the annual meeting of shareholders of PremierWest Bancorp will be held at the Rogue Valley Country Club located at 2660 Hillcrest Road, Medford, Oregon, on Wednesday May 26, 2004, at 1:30 p.m. for the following purposes:

(1) To elect directors to serve one-year terms or until their successors are duly elected and qualified;

(2) Ratification of the issuance by the company of 11,000 shares of Series A Preferred Stock; and

(3) To transact such other business as may properly come before the Annual Meeting or any adjournment thereof.

The Board of Directors has fixed the close of business on March 31, 2004, as the record date. Only shareholders of record as of the close of business on the record date are entitled to notice of and to vote at the meeting or any adjournments thereof. Further information regarding voting rights and the business to be transacted at the meeting is presented in the proxy statement.

You are cordially invited to attend the meeting. Even if you plan to attend the meeting, we encourage you to complete, sign, date and promptly return the attached proxy using the envelope provided to ensure that your shares are represented regardless of the number you own.

The officers and personnel, who serve you, genuinely appreciate your continued interest in the affairs of PremierWest Bancorp, its growth and development.

April 9, 2004   BY ORDER OF THE BOARD OF DIRECTORS

                                 Richard R. Hieb
                                 Executive Vice President
                                 Secretary

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PREMIERWEST BANCORP

503 Airport Road
Medford, Oregon 97504

PROXY STATEMENT

This proxy statement, proxy card, Notice of Annual Meeting of Shareholders, and the 2003 Annual Report are being furnished to shareholders of PremierWest Bancorp ("Bancorp") in connection with the solicitation by the Board of Directors of proxies to be used at the annual meeting of shareholders to be held at the Rogue Valley Country Club located at 2660 Hillcrest Road, Medford, Oregon, on Wednesday May 26, 2004, at 1:30 p.m. This proxy statement and related materials are being mailed to shareholders on or about April 9, 2004.

Summary of Proposals

At the meeting, shareholders will vote to elect a board of directors to serve until the annual meeting of shareholders in 2005. The Board of Directors has nominated John L. Anhorn, Richard R. Hieb, John A. Duke, Thomas Becker, Dennis N. Hoffbuhr, Patrick G. Huycke, James L. Patterson, Rickar D. Watkins, Brian Pargeter and John B. Dickerson as directors. All of the nominees are current board members. The Board of Directors unanimously recommends voting for all of the nominees. For more information about the director nominees and related information pertinent to the election of directors, please refer to the information set forth in Proposal No. 1.

Also at the meeting shareholders will be asked to ratify the issuance of 11,000 shares of Series A Preferred Stock which may be converted into PremierWest Bancorp common stock. The National Association of Securities Dealers, Inc. ("NASD") has requested that the Board of Directors obtain shareholder ratification of the prior issuance of the Series A Preferred Stock because our Chairman of the Board was an investor in the offering and because of the remote possibility that the conversion of this preferred stock could result in the issuance of more than 20% of the outstanding number of shares of common stock. In order for this to occur, the price per share of our common stock would have to drop below $2.50 per share. The Board of Directors unanimously recommends voting in favor of ratification of the issuance of Series A Preferred stock. For more detailed information regarding this matter, please refer to the summary set forth in Proposal No. 2.

VOTING AT THE MEETING

Who May Vote

Only the shareholders shown on our records as of March 31, 2004, are entitled to notice of, and to vote at, the meeting. Holders of Series A Preferred are not eligible to vote in the election of directors or for ratification of the issuance of the Series A Preferred stock.

Voting Your Shares

You may vote your shares at the meeting either in person or by proxy. You may also vote by telephone or via the internet. For more information regarding how to vote using either of these two methods, please refer to the information on the proxy card.

Each share is entitled to one vote. If your shares are held by a broker, bank or other nominee (in "street name"), you must give voting instructions to that nominee. If your shares are held in street name, you must contact the nominee holder of the shares to revoke a proxy or to change your vote. You will not be able to vote or revoke a proxy at the meeting if your shares are held in street name.

Voting by Proxy

Even if you intend to attend the meeting, we recommend that you vote by proxy. The Board of Directors has designated John L. Anhorn and Richard R. Hieb to serve as proxy holders for the meeting and their names appear on the proxy card. You may vote your shares by marking the enclosed proxy card to indicate your vote on the matters presented at the meeting and the proxy holders will vote your shares as instructed. If no instructions are given, the proxy will be voted FOR the election of the nominees for directors, FOR the ratification of issuance of the Series A Preferred Stock, and in the proxy holder's discretion on any other matters that may properly come before the shareholders at the meeting.

Determining a Quorum

A majority of the outstanding shares of common stock must be represented at the meeting, in person or by proxy, to constitute a quorum for the transaction of business. If you attend the meeting or submit a proxy but abstain from voting on a given matter, your shares will count as present for determining a quorum. If you do not sign your proxy, your shares can not be voted at the meeting and your shares will not count as present for determining a quorum.

Counting Votes

Directors are elected by a plurality of votes, which means that the nominees receiving the most votes will be elected regardless of the number of votes cast in favor of each nominee. You may not accumulate votes. Ratification of the issuance of the Series A Preferred will be approved if more votes are cast in favor of the proposal than cast against it. Therefore, abstention from voting and non-voting by brokers will have no effect.

Revoking a Proxy

The Board of Directors is soliciting proxies in the form enclosed. Execution of a proxy will not in any way affect a shareholder's right to attend the meeting and vote. A proxy may be revoked by a holder of record prior to its exercise at the meeting by (a) presenting a proxy bearing a later date; (b) by submitting a written revocation to Richard R. Hieb, Executive Vice President & Corporate Secretary, at PremierWest Bancorp, PO Box 40, Medford, Oregon 97501, prior to commencement of the meeting; or (c) if the shareholder is present at the meeting, by oral request or submission of such an instrument of revocation at the meeting. A shareholder attending the meeting need not revoke his or her proxy and vote in person unless he or she wishes to do so. Attendance at the meeting will not, of itself, revoke a proxy.

Director and Officer Stock Ownership

Our authorized capital stock consists of 20,000,000 shares of common stock, no par value, and 1,000,000 shares of preferred stock. As of March 11, 2004, there were approximately 13,867,179 shares of common stock issued and outstanding and entitled to vote at the meeting; and there were 11,000 shares of Series A Preferred Stock issued and outstanding; none of which are entitled to vote at the meeting. As of March 11, 2004, directors, executive officers, and principal shareholders, together with their affiliates, had beneficial ownership of 1,617,708 common shares; of which 1,358,886 shares are entitled to vote. These shares represent 9.79% of the total shares outstanding and are entitled to vote at the meeting.

Cost of Proxy Solicitation

PremierWest Bancorp will bear the cost of this proxy solicitation. We do not expect to pay any compensation for the solicitation of proxies, but may reimburse brokers and other persons holding stock in their names, or in the names of nominees, for their expenses in sending proxy material to principals and obtaining their proxies. In addition to solicitation of proxies by mail, we may also use officers and regular employees to solicit proxies from shareholders, either in person or by telephone, fax, or letter, without extra compensation.

Shareholders are requested to complete, date, and sign the accompanying proxy and return it promptly in the envelope provided.

BUSINESS OF THE MEETING

The following matters will be presented for shareholder action at the annual meeting:

Proposal 1

Election of Directors

During 2003, the board of directors was comprised of fourteen (14) members. In accordance with the Bancorp by-laws, the Board of Directors of Bancorp has elected to reduce the size of the board for 2004 and has established the number of Directors at ten (10). One member, Norman Fiock, passed away in July, 2003 and he was not replaced on the Board. Four members that are presently on the Board are not up for election in 2004: Don Hilton, Richard Karchmer, David Emmett and Jeffrey Chamberlain. During 2003 the sole business activity of Bancorp related to the operation of its wholly owned subsidiary, PremierWest Bank. All of the Directors of Bancorp also serve as Directors of PremierWest Bank.

Nominees

The following persons have been nominated to serve terms expiring with the 2005 Annual Meeting of Shareholders and until their successors have been elected and qualified. Except for John B. Dickerson, who served on the board of directors of Mid Valley Bank and joined the Bancorp Board of Directors upon its merger with Mid Valley Bank in January 2004, the named nominees served as Directors of Bancorp and its subsidiary PremierWest Bank during 2003.

Name of Nominee	Age	Director Since*
John L. Anhorn	61	1998
Richard R. Hieb	59	1998
John A. Duke	65	1990
Rickar D. Watkins	57	2000
Patrick G. Huycke	54	1990
Brian Pargeter	61	2000
Dennis N. Hoffbuhr	55	1990
Thomas Becker	52	2000
James L. Patterson	64	1999
John B. Dickerson	63	2004

* includes service on PremierWest Bank and predecessor Bank of Southern Oregon.

The proxy holders intend to vote **FOR** the election of the nominees listed above. If any nominee is not available for election, the proxy will be voted by the individuals named in the proxy for such substitute nominee as the Board of Directors may designate. Management has no reason to believe any nominee will be unavailable.

NOMINEES FOR DIRECTORS

John L. Anhorn is the President and Chief Executive Officer of PremierWest Bancorp and has been a director since its formation and served as a director of its predecessor, Bank of Southern Oregon, since May 1998. Mr. Anhorn is a member of the Executive Committee. Mr. Anhorn also serves as a Director and the President & Chief Executive Officer of PremierWest Bancorp's subsidiary PremierWest Bank. Mr. Anhorn previously served as President of Western Bank until April 1997, when Western Bank was acquired by Washington Mutual Bank. Mr. Anhorn has over thirty-nine (39) years experience in the banking industry.

Richard R. Hieb is the Executive Vice President & Chief Operating Officer and Secretary of PremierWest Bancorp and has been a director since its formation and served as a director of its predecessor, Bank of Southern Oregon since May 1998. Mr. Hieb is a member of the Executive Committee. Mr. Hieb also serves as a Director and the Executive Vice President & Chief Operating Officer of PremierWest Bank. Previous to his employment with PremierWest Mr. Hieb was Executive Vice President & Chief Administrative Officer of Western Bank, until it was acquired by Washington Mutual Bank in April 1997. Mr. Hieb has in excess of forty (40) years experience in the banking industry.

Thomas Becker was a Director of United Bancorp, which was acquired through a merger with PremierWest Bancorp and joined the board as a result of that merger. Mr. Becker serves on the Company's Audit Committee. Mr. Becker has served as Executive Director of the Rogue Valley Manor, a continuing care retirement community in Medford, Oregon since 1978. In 1990, he became the Chief Executive Officer of Pacific Retirement Services, Inc., the parent corporation of 28 organizations providing housing and related services to over 3,000 seniors in Oregon, California and Texas. Mr. Becker also serves as a Director of Lithia Motors, Inc., a public corporation headquartered in Medford, Oregon.

John A. Duke is the Chairman of the Board and has served in that capacity with PremierWest Bancorp since its formation and served as a director with its predecessor, Bank of Southern Oregon, since its organization in 1990. Mr. Duke serves as Chairman of the Company's Executive Committee. Mr. Duke also served as a Director for Jefferson State Bank, Medford, Oregon, until First Interstate Bank acquired it. Mr. Duke is the owner of Superior Athletic Clubs, Medford, Oregon and is a self-employed investment manager.

Dennis N. Hoffbuhr has served as a Director of PremierWest Bancorp since its formation and served as a director of its predecessor, Bank of Southern Oregon, since its formation in 1990. Mr. Hoffbuhr is the owner and President of Hoffbuhr and Associates, Inc., a land surveying and land use planning firm in Medford, Oregon. Mr. Hoffbuhr is a registered land surveyor certified by the Oregon State Board of Engineering Examiners.

Patrick G. Huycke has served as a Director of PremierWest Bancorp since its formation, and served as a director of its predecessor, Bank of Southern Oregon, since 1994. Mr. Huycke is the Vice Chairman of the Board of Directors. Mr. Huycke is an attorney with Huycke, O'Connor & Jarvis, LLP. Mr. Huycke is a member of the Company's Executive Committee. Mr. Huycke received his law degree from Willamette University and has practiced law since 1975.

James L. Patterson has served as a Director of PremierWest Bancorp since its formation and served as a director of its predecessor, Bank of Southern Oregon, since 1999. Mr. Patterson also serves as Chairman of the Company's Audit Committee and is a member of the Executive Committee. Mr. Patterson retired from Pacific Power & Light with thirty-four (34) years of service. He is a self-employed business consultant.

Rickar D. Watkins previously served as a Director of United Bancorp and its subsidiary Douglas National Bank from 1993 until its merger with PremierWest Bancorp in May, 2000, at which time he joined the board of PremierWest Bancorp. Mr. Watkins is the President of a medical supply company he founded in 1974.

Brian Pargeter previously served as a Director of United Bancorp and its subsidiary Douglas National Bank until its merger with PremierWest Bancorp in May, 2000, at which time he joined the board of PremierWest Bank. Mr. Pargeter was elected to the board of PremierWest Bancorp in 2002 and serves on the Executive Committee and the Audit Committee of the Company. Mr. Pargeter is President and majority owner of Umpqua Insurance Agency, where he has been employed since 1967.

John B. Dickerson previously served as a Director of Mid Valley Bank until its merger with PremierWest Bank in January 2004, at which time he joined the Board of PremierWest Bancorp. Mr. Dickerson served as Chief Executive Officer of Mid Valley Bank from 1990 until its merger with PremierWest in January 2004, at which time he retired.

THE BOARD UNANIMOUSLY RECOMMENDS A VOTE FOR THE NOMINEES SET FORTH ABOVE TO SERVE AS DIRECTORS OF THE COMPANY

OTHER EXECUTIVE OFFICERS

In addition to Mr. Anhorn and Mr. Hieb, whose information is set forth in the Nominees for Director section, the age, business experience, and position of executive officers of PremierWest Bancorp and its subsidiary PremierWest Bank is as follows:

Bob DuMilieu, age 55, serves as Senior Vice President & Oregon Regional Administrator for PremierWest Bank. Prior to joining PremierWest in April 2002, Mr. DuMilieu served Washington Mutual/Western Bank in the same position. Mr. DuMilieu has over thirty-five (35) years of banking experience, all in management and commercial lending, including fourteen years (14) with First National Bank and nine (9) years with Oregon Bank/Security Pacific Bank before joining Western Bank in 1992. Mr. DuMilieu is a graduate of Pacific Banking School.

Tom Anderson, age 53, serves as Senior Vice President & Chief Financial Officer for PremierWest Bancorp and its subsidiary PremierWest Bank. Mr. Anderson previously served as a Director of VRB Bancorp and its subsidiary Valley of the Rogue Bank until its acquisition by Umpqua Holdings Co. in December 2000. Mr. Anderson served as VRB Bancorp's Executive Vice President & Chief Operating Officer and Corporate Secretary, and Valley of the Rogue Bank's Executive Vice President & Chief Operating Officer until June of 1999. Prior to joining Valley of the Rogue Bank in 1977, Mr. Anderson was employed by Bank of America. He has in excess of thirty-one (31) years of experience in the Banking industry.

Owen Atkinson, age 51, serves as Senior Vice President & Director of Information Technology for PremierWest Bank. Mr. Atkinson joined PremierWest Bank in September 2001. He served as Vice President & Director of Information Services for Umpqua Bank from December 2000 through September 2001. He also served as Vice President & Director of Information Services for Valley of the Rogue Bank from September 1997 until its merger with Umpqua Holdings Company in December 2000. Mr. Atkinson has over twenty-five (25) years of experience in the Information Services area, eighteen (18) of those in a management capacity with financial services organizations.

Jim Earley, age 49, serves as Senior Vice President & Credit Administrator for PremierWest Bank. Mr. Earley previously served as a Credit Administrator in various banking groups at US Bank from 1993 until 2001. He served as a Credit Examiner with the Farm Credit Administration from 1986 to 1990, a Senior Credit Examiner with Wells Fargo Bank from 1990 to 1993, and a lender with the Department of Commerce prior to 1990. Mr. Earley holds a Master of Science degree from Oregon State University in Agricultural and Resource Economics, as well as two undergraduate degrees. He has twenty-one (21) years of experience in the financial services industry.

Joan M. Blocker, age 49, serves as Senior Vice President and Regional Administrator for PremierWest Bank's California full service banking offices. Ms. Blocker was previously employed by Mid Valley Bank until its merger with PremierWest in January 2004. She was appointed to the position of Executive Vice President and Chief Operating Officer in 1998, was elected to the Mid Valley Board of Directors in 2001 and in 2003 was appointed President & Chief Operating Officer. Prior to joining Mid Valley Bank in 1994 Ms. Blocker held various management positions with Wells Fargo Bank.

COMPOSITION OF THE BOARD

In accordance with the NASD listing standards, the Board of Directors is comprised of a majority of independent directors. The Board has reviewed the relationship between non-management directors and management of Bancorp and PremierWest Bank and determined that John A. Duke, Thomas A. Becker, Dennis N. Hoffbuhr, Patrick G. Huycke, James L. Patterson, Rickar D. Watkins, John B. Dickerson and Brian Pargeter are all independent as defined in the NASD listing standards.

Bancorp has not adopted a formal policy requiring that all board members attend the annual meeting of shareholders; however, all board members are encouraged to attend all shareholders' meetings. Last year, all board members were in attendance at the annual meeting of shareholders.

The full Board of Directors held eleven (11) meetings during 2003. All director nominees attended at least eighty (80) percent of the total number of meetings held in 2003.

Board Committees

The Board of Directors of Bancorp maintains an independent Audit Committee and an Executive Committee, which is comprised of a majority of independent directors; and a Compensation Committee and a Nomination Committee, which is a subcommittee of the Executive Committee.

Audit Committee

The directors currently serving on the Audit Committee are James L. Patterson (Chairman), Dave Emmett (Vice Chairman), Brian Pargeter and Thomas Becker. Each member of the Audit Committee is independent in accordance with the applicable NASD listing standards. Each member has the requisite employment and experience necessary and appropriate to serve on the Audit Committee. None of the current members have been designated as an "audit committee financial expert." However, in accordance with the NASD listing standards, at least one member possesses employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

The Audit Committee is responsible for oversight of the accounting, auditing and financial reporting processes, including the review and preparation of financial information disclosed to the public; monitoring the internal controls over financial accounting; and the performance and selection of the independent auditors. The Audit Committee is also responsible for receiving and investigating all inquiries and complaints relating to Bancorp's accounting and auditing procedures and policies. The Board has adopted an Audit Committee charter which is attached as Appendix A to this proxy statement and is available on our website at www.premierwestbank.com. Please refer to the Audit Committee Charter for more detailed information regarding the duties and responsibilities of the Audit Committee.

The Audit Committee held five (5) meetings during 2003. All committee members attended at least eighty (80) percent of the total number of meetings held in 2003.

Executive Committee

In accordance with the Bancorp Bylaws, the Board of Directors has designated an Executive Committee which is comprised of seven (7) members, a majority of which the Board of Directors has determined to be independent in accordance with the NASD listing standards. The Committee members are John Duke, Patrick Huycke, James Patterson, Brian Pargeter, John Anhorn, Richard Hieb and Tom Anderson. Mr. Anhorn, Mr. Hieb and Mr. Anderson are not independent and do not participate in any deliberations or vote on matters of which the NASD listing standards require be performed by independent board members.

The Executive Committee is responsible for designing, implementing and monitoring corporate governance policies and a code of ethics, evaluating the performance of the full Board, identifying qualified director nominees, and ensuring compliance with the NASD listing standards and other corporate governance regulations promulgated under the Sarbanes-Oxley Act of 2002. The Executive Committee delegates its duties relative to selection of director nominees to a Nominating Committee comprised solely of independent members of the Executive Committee. The Executive Committee has adopted a charter that is available on the Bancorp website at www.premierwestbank.com.

The Executive Committee met seven (7) times during 2003, and all committee members attended at least eighty (80) percent of those meetings.

Compensation Committee

The Compensation Committee is comprised of John Duke, Patrick Huycke, James Patterson and Brian Pargeter, all of whom the Board of Directors has determined are independent as required by the NASD listing standards. The Compensation Committee is responsible for establishing the compensation of the Chief Executive Officer and approving the compensation of the executive officers and directors upon recommendation of and after consultation with the CEO. Additionally, the Compensation Committee is also responsible for overseeing the design and administration of certain compensation plans for Bancorp officers, directors and employees. The Compensation Committee has adopted a charter that is publicly available on the Bancorp website at www.premierwestbank.com.

Nominating Committee

The Nominating Committee is comprised of John Duke, Patrick Huycke, James Patterson, Brian Pargeter, all of whom the Board of Directors has determined are independent as required by the NASD listing standards. The Nominating Committee is responsible for evaluating the composition of the Board of Directors and selecting all director nominees for approval by the full Board to stand for election at the annual meeting of shareholders. The Nominating Committee has adopted a charter that is publicly available on the Bancorp website at www.premierwestbank.com.

DIRECTOR NOMINATIONS

The Executive Committee annually reviews the composition of the Board and the contributions of each director of the Board to determine the future needs of the Board. The Nominating Committee, a subcommittee of independent members of the Executive Committee, consults with the executive officers, other directors, business associates, legal counsel and other community professionals to identify potential candidates and recommends qualified nominees to the full Board for consideration. The full Board evaluates the candidates in the context of the current composition of the Board, the operating requirements of Bancorp and the bank, and the long-term interests of the shareholders. In performing this evaluation, the Board considers the diversity, age, skills, experience and other factors it deems appropriate given the needs of the Board and Bancorp to maintain a balance of knowledge, experience and capabilities. The Board has not used in the past, and does not anticipate using in the future, an outside director search firm to provide potential nominees.

The new demand for responsible corporate governance and financial reporting has created an increased call for highly qualified and capable public company directors. Qualified director nominees should possess high moral character and personal integrity, high level of leadership or managerial experience, experience and knowledge relative to matters affecting the Company, the ability and willingness to contribute to the Board, the ability to exercise sound, independent business judgment, a long term commitment to the interests of shareholders and growth of the Company, freedom from conflicts of interest and the ability to dedicate sufficient time to Board activities and duties.

The Board of Directors plays a critical role in guiding Bancorp and overseeing its management. As a result, the Board seeks to attract and retain qualified candidates for board membership, regardless of the origin of recommendation, including shareholders. Shareholders may recommend potential director nominees to the Board of Directors by providing written notice to the Chairman of the Executive Committee.

To be effective, the notice must set forth all information required by Rule 14a-8 of the Securities Exchange Act of 1934, including, without limitation, the name, age, business address and residence address of each person being nominated, the principal occupation, or employment of such person, the class and number of shares of capital stock beneficially owned by the person, and all other information relating to such person that is or would be required to be disclosed in a solicitation of proxies pursuant to the rules and regulations under the Securities Exchange Act of 1934. In addition, certain information must be provided about the shareholder or shareholder group making a nomination. Finally, a shareholder or shareholder group making a nomination must comply with all other applicable requirements of the Exchange Act, including providing a nominee's consent to being named in a proxy statement and to serve as a director if elected.

SHAREHOLDER COMMUNICATIONS

The Board of Directors has not adopted a formal policy regarding shareholder communications with the Board or individual directors. However, Bancorp maintains an investor relations department to receive and address shareholder inquiries. Currently, the investor relations department screens all inquiries and routes them to the appropriate management personnel or, in the case of corporate governance issues or specific inquiries relating to accounting, auditing and financial reporting practices, to the Chair of the Audit Committee or the appropriate board member. Inquiries relating to operations, financial information or stock ownership should be directed to the attention of management. Shareholders wishing to communicate with the Board must do so in writing and direct communications regarding corporate governance issues and accounting, auditing and financial reporting practices to the attention of the board of directors or Chair of the Audit Committee and mail them to: PremierWest Bancorp, Investor Relations Department, 503 Airport Road, Medford, Oregon 97504. Communications directed to management may be by telephone, fax, e-mail or in writing. Additional contact information is available on our website at www.premierwestbank.com.

DIRECTOR COMPENSATION

Each director of Bancorp, including employee-directors, received a fee of $900 per month in 2003. The Vice Chairman of the Board received an additional $500 per month. Non-employee directors who serve board committees receive $150 per committee meeting attended. Employee-directors will not receive any additional compensation for service on board committees.

Directors received the following compensation for service during 2003: John Duke-$13,850, Jeffrey Chamberlain-$11,150, Dennis Hoffbuhr-$12,500, Patrick Huycke-$20,750, Richard Karchmer-$11,300, James Patterson-$14,100, Tom Becker-$11,900, Dave Emmett-$11,600, Brian Pargeter-$12,650, Rickar Watkins-$13,400, Don Hilton-$12,650, Norman Fiock-$6,500, John Anhorn-$10,800 and Rich Hieb-$10,800.

TRANSACTIONS WITH DIRECTORS AND OFFICERS

PremierWest Bank has deposit and lending relationships with its directors and officers, as well as with their affiliates. All loans to directors, officers and their affiliates were made in the ordinary course of business, on substantially the same terms (including interest rates and collateral) as those prevailing at the time for comparable transactions with other persons, and did not involve more than the normal credit risk or present other unfavorable features. All of the loans are current and all required payments thereon have been made. As of December 31, 2003, the aggregate outstanding amount of all loans to officers and directors was approximately $14.9 million, which represented 22.9% of shareholders' equity on that date.

In the last quarter of 2003, Bancorp issued 11,000 shares of Series A Preferred Stock in a private placement to three investors. John Duke, a current board member, acquired 4,140 shares of Preferred Stock for an investment of $3,622,500. Mr. Duke acquired these shares on the same terms and conditions as the non-affiliated investors and did not participate in any of the deliberations or voting regarding the designation and issuance of the Series A Preferred Stock.

Proposal 2

RATIFICATION OF THE ISSUANCE OF 11,000 SHARES OF SERIES A PREFERRED STOCK

In accordance with the authority granted the Board of Directors under the Bancorp Articles of Incorporation, the Board of Directors approved the designation and issuance of 11,000 shares of Series A Preferred Stock (the "Preferred Stock"). The Preferred Stock was issued in a private placement to three accredited investors in reliance upon an exemption from registration under the Securities Act of 1933. One of the investors was John Duke, Chairman of the Bancorp Board of Directors. Mr. Duke did not participate in the Board's deliberations or decision establishing the terms of and approving the issuance of the Preferred Stock and he acquired his shares of Preferred Stock on the same terms as the other non-director investors. The Preferred Stock is convertible into common stock at the rate of 87.5 shares of common per share of Preferred Stock. Based on that conversion ratio, the Preferred Stock was priced at the common stock equivalent of $10 per share, above the market price of $9 per share on September 11, 2003, when the transaction was approved by the Board of Directors. The transaction, however, was not completed until November 17, 2003 and, over that time period, the price of our common stock had risen to $10.90 per share. The Preferred Stock is not redeemable for cash and only can be converted into common stock as described below.

Bancorp common stock is listed on the Nasdaq SmallCap Market and, therefore, is subject to Nasdaq Marketplace Rules. Under the market rules, shareholder approval is required in connection with a transaction (other than a public offering) involving the issuance of common stock (or securities convertible into or exercisable for common stock) equal to 20 percent or more of its common stock (or 20 percent or more of its voting power outstanding before the issuance) for less than the greater of book value or market value of the stock as of the date of the transaction. As presented below, the conversion of the Preferred Stock theoretically could result in the issuance of more than 20% of the shares outstanding immediately prior to issuance of the Preferred Stock.

Shareholder approval is also required for the issuance, or potential issuance, of common stock to officers or directors for a price below market value. The staff of the Nasdaq Stock Market considers the date of the transaction to be the date of actual issuance of the Preferred Stock. Accordingly, the issuance of the Preferred Stock with a $10 conversion price occurred at a time when the market value was $10.90. Because Mr. Duke was a purchaser and the conversion features potentially could result in the issuance of common stock in excess of 20% of the shares outstanding as of the date of issuance of the Preferred Stock, Nasdaq has requested that we obtain shareholder ratification of the issuance of the Preferred Stock to satisfy its market rules.

Conversion of the Preferred Stock

Each share of Preferred Stock has a face value of $875 and is convertible at the option of the holder into shares of common stock (i) any time beginning three years after the closing of the first sale of Preferred Stock (November 17, 2006) or (ii) in the event that there is a merger, acquisition or sale of substantially all of the assets of the Company in which the stockholders of the Company do not own a majority of the outstanding shares of the surviving corporation. The Preferred Stock will automatically convert to common stock on the fifth anniversary of the issue date (November 17, 2008), unless converted at an earlier date.

The current conversion ratio of the Preferred Stock is 87.5 shares of common stock for each share of Preferred Stock, which is the equivalent conversion price of $10 per share of common stock. The conversion ratio is subject to adjustment in certain circumstances, including payment of stock dividends and in the event Bancorp issues additional common stock at a price per share below the then-effective conversion price. The conversion ratio is inversely related to the price of the common stock. For example, in the case of a 5% stock dividend, the conversion price drops from $10 per share to $9.52 per share which increases the conversion ratio to 91.875 shares of common stock for each share of Preferred Stock.

At the current conversion price of $10 per share, the Preferred Stock would be convertible into 962,500 shares of common stock, which represents approximately seven percent (7%) of the total outstanding shares of common stock. If Bancorp were to issue common stock at a price below the conversion price of the Preferred Stock, the conversation ratio is adjusted in accordance with the Adjustment Formula contained in the Preferred Stock Certificate of Designation (a copy of which is attached as Appendix B). Unlike the adjustment to the conversion ratio resulting from a stock dividend, which is directly related to the change in the relative stock price, the adjustment resulting from issuing additional common stock is a function of the total number of shares issued and the magnitude of the difference between the share price received and the then current conversion price. The larger the difference between the current conversion price and the share price received, the higher the conversion ratio. (See the table below).

Price Received for Common Stock	Number of Shares of Common Stock Issued	Resulting Conversion Ratio	Number of Shares of Common Stock Issued Upon Conversion of Preferred Stock	Percent of Outstanding Common Stock Prior to Issuance of Preferred Stock	Actual Percent of Outstanding Common Owned by Preferred Stockholders After Conversion
$8.00	2,500,000	90.59	996,490	8.19%	6.30%
$5.00	4,000,000	99.86	1,098,460	9.03%	6.30%
$2.00	10,000,000	136.93	1,506,230	12.38%	6.30%

*Assumes the effective conversion price of the Preferred Stock is $10 and Bancorp raises $20,000,000 in capital by issuing additional shares of common stock during the next five years,.

As reflected in the table, if the market price of our common stock fell significantly and we issued a substantial amount of common stock to raise capital during the next five years, it is theoretically possible, but highly improbable, that the Preferred Stock could be converted into common stock in an amount in excess of 20% of the outstanding number of shares of common stock prior to the time the Preferred Stock was issued. By way of example, with a conversion price of $10 per share, we would have to issue 50,000,000 shares of common stock at $2.50 per share to exceed the 20% threshold. We believe that event is highly unlikely, but as it is theoretically possible, we must abide by Nasdaq requirements for shareholder approval.

If we do not issue additional common stock at a price below the then conversion price during the next five years, the conversion ratio will be 87.5 shares, subject to adjustment for stock dividends. Based on our current stock dividend history of granting an annual stock dividend of 5%, the conversion ratio would increase to 111.61 shares of common stock, which would result in the issuance of approximately 1,227,700 shares of common stock upon conversion at the end of five years. Because the benefits of the stock dividend are the same for all shareholders, increases in the conversion ratio resulting from the stock dividend have no dilutive effect on the common stock shareholders. Additionally, as noted in the table, at no time will the holders of Preferred Stock own more than the original 7% interest initially acquired.

Terms of the Series A Preferred Stock

Although this section and section above describe the material terms of the Preferred Stock, they do not purport to describe all of its terms. A copy of the form of Certificate of Designation is attached as Appendix B to this proxy statement. We urge all stockholders to read the entire form of the Certificate of Designation carefully.

Voting Rights. The holders of Series A preferred stock have limited voting rights. They are entitled only to vote on an as-converted-to-common basis on (a) any merger or consolidation of the Company with one or more other corporations in which the stockholders of the Company immediately after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation; (b) the sale of all or substantially all Company's assets; and (c) as otherwise required by the Oregon Business Corporation Act.

Dividends. The holders of Preferred Stock will be entitled to receive, prior to any payment of dividends to holders of common stock, non-cumulative annual dividends payable in the amount of $25.00 per share out of surplus funds determined by the board of directors to be available for payment thereof.

Liquidation. In the event of liquidation, dissolution or winding up of the Company or in the event that there is a merger, acquisition or sale of substantially all of the assets of Company in which the stockholders of Company do not own a majority of the outstanding shares of the surviving corporation, the holders of shares of Series A Preferred Stock are entitled to receive in preference to the holders of Company common stock an amount equal to $875 per share plus an amount equal to all accrued but unpaid dividends. After payment of the liquidation preference to the holders of the Preferred Stock, the remaining assets would be distributed only to the holders of Company common stock.

Effect on Common Shareholders

Upon conversion of the Preferred Stock into shares of the common stock, the holders of the newly-issued common stock will have equivalent rights with Bancorp's existing common stockholders. Stockholders are subject to the risk of dilution to their interests resulting from the issuance of shares of common stock upon conversion of the Preferred Stock, and as a result, the current stockholders will own a smaller percentage of the outstanding common stock of Bancorp upon conversion of the Preferred Stock.

The Board believes the value received for the Preferred Stock represented fair value at the time the Board approved the designation and issuance of the Preferred Stock and it is highly unlikely that the conversion of the Preferred Stock will result in the issuance of common stock in excess of the 20% threshold. However, failure to comply with the Nasdaq Market Rules could result in de-listing of Bancorp's securities on the exchange. Therefore, we are seeking shareholder ratification of the issuance of the Preferred Stock to comply with the Nasdaq Market Rules.

THE BOARD OF DIRECTORS UNANIMOUSLY RECOMMENDS VOTING FOR RATIFICATION OF THE ISSUANCE OF THE SERIES A PREFERRED STOCK.

SECURITY OWNERSHIP OF MANAGEMENT AND OTHERS

The following table sets forth certain information regarding beneficial ownership of issued and outstanding shares of PremierWest Bancorp stock as of March 11, 2004, by (i) each shareholder who is known by the Company to own beneficially more than 5 percent of the outstanding shares of any class of stock, (ii) each of directors (iii) each of our named executive officers, and (iv) all of our directors and executive officers as a group.

Name & Address of Beneficial Owner	Class of Stock	Amount Beneficially Owned	Notes	Percentage of Class Owned
John A. and Marilyn R. Duke Charitable Lead Annuity Trust	Common	807,000	(1)	5.77%
John Duke Trust 503 Airport Road, Medford, OR 97504	Common	400,932	(2)	2.89%
Don L. Hilton	Common	246,499	(3)	1.78%
Patrick G. Huycke	Common	276,715	(4)	1.99%
Jeffrey Chamberlain	Common	122,957	(5)	*
Richard Karchmer	Common	65,101	(6)	*
Thomas Becker	Common	60,288	(7)	*
Dennis Hoffbuhr	Common	192,539	(8)	1.39%
Rickar Watkins	Common	58,671	(9)	*
John Anhorn, CEO	Common	243,661	(10)	1.75%
Brian Pargeter	Common	58,979	(11)	*
Richard Hieb, COO	Common	222,803	(12)	1.60%
James Patterson	Common	14,098	(13)	*
David Emmett	Common	170,971	(14)	1.23%
John Dickerson	Common	129,985	(15)	*
Tom Anderson	Common	24,161	(16)	*
James Earley	Common	6,635	(17)	*
All Directors and Executive Officers as a group (20 persons)	Common	1,722,547	(1)	12.19%

*Less than one percent

(1) Mr. Duke has no beneficial ownership of shares held in the John A Duke and Marilyn R. Duke Charitable Lead Annuity Trust. Mr. Duke is not a Trustee of the Trust and has no voting authority over these shares.

(2) Includes (i) 262,000 shares held in trust for the benefit of Mr. Duke, (ii) 6,825 shares subject to options exercisable within sixty (60) days, and (iii) 130,649 shares held in the PremierWest 401(k) Plan of which Mr. Duke is a trustee and over which Mr. Duke has shared voting and dispositive power. Mr. Duke disclaims beneficial ownership of shares held in the PremierWest 401 (k) Plan. Does not include 4,140 shares of Series A Preferred Stock which are convertible into 362,250 shares of common stock on November 17, 2006. These shares represent 37.64% of the 11,000 total shares of Series A Preferred Stock outstanding.

(3) Includes (i) 237,920 shares held in trust for the benefit of Mr. Hilton, (ii) 4,904 shares held as custodian for Mr. Hilton's children, and (iii) 3,675 shares subject to options exercisable within sixty (60) days. Mr. Hilton is presently a director, but is not running for a position in the current election of directors for the next year.

(4) Includes (i) 122,031 shares held in a Profit Sharing Trust Plan, (ii) 6,825 shares subject to options exercisable within sixty (60) days , (iii) 130,649 shares held in the PremierWest 401(k) plan of which Mr. Huycke is a trustee and over which Mr. Huycke has shared voting and dispositive power, and (iv) 16,071 shares held jointly with his spouse and (v) 1,139 shares held in Mr. Huycke's IRA account. Mr. Huycke disclaims beneficial ownership of shares held in PremierWest's 401 (k) Plan.

(5)   Includes (i) 16,572 shares held by Mr. Chamberlain's spouse, (ii) 61,845 shares held by Mr. Chamberlain's immediate family, and (iii) 13,771 shares subject to options exercisable within sixty (60) days. Mr. Chamberlain is presently a director, but is not running for a position in the current election of directors for the next year.

(6)   Includes 2,100 shares subject to options exercisable within sixty (60) days. Mr. Karchmer is presently a director, but is not running for a position in the current election of directors for the next year.

(7)   Includes 21,928 shares subject to options exercisable within sixty (60) days.

(8)   Includes (i) 231 shares held by Mr. Hoffbuhr's spouse, (ii) 13,771 shares subject to options exercisable within sixty (60) days, and (iii) 130,649 shares held in the PremierWest 401(k) plan of which Mr. Hoffbuhr is a trustee and over which Mr. Hoffbuhr has shared voting and dispositive power. Mr. Hoffbuhr disclaims beneficial ownership of shares held in PremierWest's 401 (k) Plan.

(9)   Includes (i) 1,681 shares held in an IRA for the benefit of Mr. Watkins, (ii) 2,894 shares held in SEP account for the benefit of Mr. Watkins, (iii) 18,479, shares held in trust for the benefit of Mr. Watkins, and (iv) 31,055 shares subject to options exercisable within sixty (60) days.

(10)   Includes (i) 12,832 shares held in a 401(k) Plan for the benefit of Mr. Anhorn, (ii) 79,400 shares subject to options exercisable within sixty (60) days, and (iii) 130,649 shares held in the PremierWest 401(k) plan of which Mr. Anhorn is a trustee and over which Mr. Anhorn has shared voting and dispositive power. Mr. Anhorn disclaims beneficial ownership of shares held in PremierWest's 401 (k) Plan, except to the extent of his individual pecuniary interests in them.

(11)   Includes (i) 27,423 shares held by Mr. Pargeter's spouse and (ii) 3,675 shares subject to options exercisable within sixty (60) days.

(12)   Includes (i) 15,614 shares held in an IRA for the benefit of Mr. Hieb, (ii) 12,978 shares held in a 401(k) Plan for the benefit of Mr. Hieb, (iii) 63,562 shares subject to options exercisable within sixty (60) days, and (iv) 130,649 shares held in the PremierWest 401(k) plan of which Mr. Hieb is a trustee and over which Mr. Hieb has shared voting and dispositive power. Mr. Hieb disclaims beneficial ownership of shares held in PremierWest's 401(k) Plan, except to the extent of his individual pecuniary interests in them.

(13)   Includes (i) 7,848 shares held in a Profit Sharing Plan Trust and (ii) 6,250 shares subject to options exercisable within sixty (60) days.

(14)   Includes (i) 4,774 shares held in an IRA for the benefit of Mr. Emmett, (ii) 9,581 shares held by E.T. Investments an entity Mr. Emmett controls, and (iii) 130,649 shares held in the PremierWest 401(k) plan of which Mr. Emmett is a trustee and over which Mr. Emmett has shared voting and dispositive power. Mr. Emmett disclaims beneficial ownership of shares held in PremierWest's 401 (k) Plan. Mr. Emmett is presently a director, but is not running for a position in the current election of directors for the next year.

(15)   Includes (i) 3,375 shares held in an IRA for the benefit of Mr. Dickerson, (ii) 944 shares held in another IRA for the benefit of Mr. Dickerson, (iii) 5,966 shares held in a family trust for the benefit of Mr. Dickerson and (iv) 119,700 shares held in another family trust for the benefit of Mr. Dickerson.

(16)   Includes (i) 20,000 held in an IRA for the benefit of Mr. Anderson, (ii) 2,691 shares held in a 401(k) plan for the benefit of Mr. Anderson, and (iii) 1,470 shares subject to options exercisable within sixty (60) days.

(17)   Includes (i) 1,470 shares held in an IRA for the benefit of Mr. Earley, (ii) 3,695 shares held in a 401(k) plan for the benefit of Mr. Earley, and (iii) 1,470 shares subject to options exercisable within sixty (60) days.

EXECUTIVE COMPENSATION

The following table shows compensation for services in all capacities for the fiscal years ended December 31, 2003, 2002, and 2001 for the President and Chief Executive Officer and any other executive officer that received compensation in excess of $100,000, including salary and bonus, during 2003.

Summary Compensation Table

Name and Principal Position	Year	Salary (1)	Bonus (1)	Securities Underlying Options	All Other Compensation (2)
John L. Anhorn President & Chief Executive Officer	2003	$196,524	$ 28,107		$ 23,213
	2002	$185,400	$ 29,664	-	$ 10,064
	2001	$180,000	$ 12,000	-	$ 6,730
Richard R. Hieb Executive Vice President & Chief Operating Officer & Secretary	2003	$139,926	$ 16,694		$ 17,489
	2002	$133,900	$ 20,085	-	$ 5,390
	2001	$130,000	$ 7,500	-	$ 4,530
Tom D. Anderson Senior Vice President & Chief Financial Officer (3)	2003	$115,000	$ 10,000	-	$ 8,736
	2002	$ 89,410	$ 5,000	-	$ 2,786
	2001	-	-	-	-
James V. Earley Senior Vice President & Credit Administrator (4)	2003	$ 94,800	$ 10,000	-	$ 5,310
	2002	$ 90,000	$ 5,000	-	$ 2,850
	2001	$ 26,250	-	-	$ 675

(1)   Includes amounts deferred at the election of the named executive officers pursuant to the 401(k) Plan of PremierWest Bank or deferred compensation agreements in effect during 2003, 2002, or 2001
(2)   Represents:
- Matching contributions of PremierWest under its 401(k) plan for all
- Country Club memberships for Mr. Anhorn, Mr. Hieb and Mr. Earley
- Director's fees and use of Company owned automobile for Mr. Anhorn and Mr. Hieb
- Taxable fringe benefits for Mr. Anderson
(3)   Hired February 12, 2002.
(4)   Hired September 17, 2001.

EXECUTIVE COMPENSATION PLANS AND AGREEMENTS

Employment and Change of Control Agreements

PremierWest has an employment agreement with John Anhorn to serve as President and Chief Executive Officer. The term of the employment agreement is indefinite, and Mr. Anhorn's service is terminable at any time by PremierWest with or without cause. The employment agreement provides for an annual salary and other benefits, including health insurance coverage, paid vacation, participation in incentive compensation and 401(k) plans, use of a bank-owned vehicle, term life insurance, disability insurance and paid membership in a country club.

If Mr. Anhorn is terminated without cause, or if he terminates his service for cause, PremierWest will, upon Mr. Anhorn entering into a Separation Agreement with the Company, continue to pay Mr. Anhorn his base salary for two years and maintain continued health insurance coverage on Mr. Anhorn until age 65 and Mr. Anhorn agrees not to compete with PremierWest for a period of one year following his termination.   If a change in control occurs and Mr. Anhorn is terminated by the Company without cause or Mr. Anhorn terminates his employment with cause within one year after the change in control, PremierWest agrees to pay a lump sum severance payment equal to twice Mr. Anhorn's annual salary. In addition to the lump sum severance payment, Mr. Anhorn is also entitled to continue receiving health insurance coverage until age 65.

The agreement also provides that Mr. Anhorn may not compete with PremierWest for a period of two years if he is terminated for cause or if he terminates his service without cause, provided Mr. Anhorn enters into a Separation Agreement and PremierWest continues to pay Mr. Anhorn's annual salary for 2 years.

PremierWest has an employment agreement with Richard Hieb to serve as Executive Vice President & Chief Operating Officer.   The terms of Mr. Hieb's employment agreement are largely identical to those in Mr. Anhorn's employment agreement.

PremierWest has entered into change of control agreements with Tom Anderson and James Earley, providing for severance payments if that person is terminated (without cause) within one year following a change of control.

STOCK OPTION PLAN

PremierWest Bancorp assumed the Bank of Southern Oregon 1992 Combined Incentive and Non-Qualified Stock Option Plan and the United Bancorp Employee Stock Option Plan, as amended. Shareholders of PremierWest Bancorp approved the 2002 PremierWest Bancorp Stock Option Plan in 2002. Options granted under these three plans can be either incentive stock options or non-qualified stock options. The Bank of Southern Oregon Plan expired in 2002. The United Bancorp Employee Stock Option Plan was designated as inactive at the time of the acquisition of United Bancorp by PremierWest Bancorp. As of December 31, 2003, options to acquire 510,277 shares of PremierWest common stock were outstanding.   During 2003, 96,813 options to acquire shares of PremierWest Bancorp common stock were granted, including a 5% stock dividend paid on June 20, 2003.

	Options Granted in Last Fiscal Year					
	Individual Grants				Potential Realizable Value at Assumed Annual Rates of Stock Price Appreciation for Option Term [1]	
	Number of Securities Underlying Options Granted	Percentage of Total Options Granted to Employees in Fiscal Year	Exercise Price (Dollars per Share)	Expiration Date	5%($)	10%($)
John L. Anhorn	6,300	6.5%	$6.77	5/1/2013	$26,823	$67,975
Richard R. Hieb	5,250	5.4%	$6.77	5/1/2013	$22,352	$56,646
Tom D. Anderson	3,150	3.3%	$6.77	5/1/2013	$13,411	$33,987
James V. Earley	3,150	3.3%	$6.77	5/1/2013	$13,411	$33,987

(1) The potential realizable value of the options granted is calculated by multiplying the difference between the exercise price of the option and the market value per share of the underlying stock (assuming a 5% or 10%, as the case may be, compounded annual increase of the stock price from the date of grant to the final expiration of the option) by the number of shares underlying the options granted.

Aggregate Option Exercises Last Fiscal Year and Fiscal Year-End Option Values

	Shares Acquired on Exercise (#)	Value Realized	Number of Securities Underlying Unexercised Options at FY-End		Value of Unexercised In-the-Money Options at FY-End ($) [1]	
			Exercisable	Unexercisable	Exercisable	Unexercisable
John L. Anhorn	-	-	60,775	38,647	$189,618	$125,430
Richard R. Hieb	-	-	48,620	31,338	$151,694	$101,817
Tom D. Anderson	-	-	840	23,048	$2,965	$106,009
James V. Earley	-	-	840	12,023	$2,965	$53,034

[1] All of the stock options held by Mr. Anhorn, Mr. Hieb, Mr. Anderson and Mr. Earley are "in-the-money." In general, a stock option is "in-the-money" when the stock's fair market value exceeds the option exercise price. Value of unexercised options equals the estimated fair market value of a share acquirable upon exercise of an option at December 31, 2003, less the exercise price per share, multiplied by the number of shares acquirable upon exercise of the options. PremierWest Bancorp common stock is quoted on the Nasdaq SmallCap Market. Solely for purposes of the table and for no other purpose, PremierWest estimated that the per-share fair market value of the common stock at December 31, 2003 was $10.25. This is an estimate only and does not necessarily reflect actual transactions.

STOCK PERFORMANCE GRAPH

The graph below compares the yearly percentage change in the cumulative shareholder return on PremierWest Bancorp's common stock during the four fiscal years ended December 31, 2003, with (a) the Total Return Index for The Nasdaq Stock Market (U.S. Companies) as reported by the Center for Research in Securities Prices, and (b) the Total Return Index for Nasdaq Bank Stocks as reported by the Center for Research in Securities Prices. This comparison assumes $100.00 was invested on December 31, 1999, in PremierWest's common stock, and the comparison indices, and assumes the reinvestment of all cash dividends prior to any tax effect, and retention of all stock dividends.

PremierWest was quoted on the Over The Counter Bulletin Board from June 1999 to July 30, 2003. On July 31, 2003, PremierWest Bancorp common stock began trading on the Nasdaq SmallCap Market. For purposes of computing return information for the periods being compared, the chart is based on price information obtained by using the OTCBB quotes from December 1999 to July 30, 2003 as of that date. Price information from July 31, 2003 to December 31, 2003 was obtained by using price quotes as reported by Nasdaq.



AUDIT COMMITTEE REPORT

The Audit Committee serves a vital function in overseeing the internal controls of the company and the financial reporting process, as well as ensuring that the audits of the company's affairs are being conducted. Each of the members of the committee satisfies the definition of independent director as established by Nasdaq. In carrying out its duties, the Audit Committee:

- Reviews and discusses with management the scope of external audit activities and the audited financial statements of the Company.

- Discusses with the Company's independent auditors matters relating to the Statement on Auditing Standards No. 61.

- Receives disclosures from and discusses with the Company's independent auditors, the auditor's independence in light of Independence Standards Board Standard No. 1.

- Makes a recommendation to the Board of Directors, based on the Committee's review of the audited financial statements and its discussions with the Company's independent auditors, as to whether the audited financial statements should be included in the Company's annual report filed with the Securities and Exchange Commission on Form 10-K.

The Audit Committee has reviewed and discussed with management the audited financial statements, and has discussed with the Company's independent auditors the matters required to be discussed by SAS 61. In addition, the Audit Committee has received written disclosures and a letter from the Company's independent auditor as required by ISB Standard No. 1, and has discussed with the Company's independent auditor the auditor's independence.

Based on the foregoing reviews, discussions, and disclosures, the Audit Committee has recommended the inclusion of the audited financial statements in the annual report on Form 10-K for the year ended December 31, 2003 for filing with the Securities and Exchange Commission.

Submitted by the Audit Committee Members:

James L. Patterson (Chairman)
Thomas Becker
Dave Emmett
Brian Pargeter

BOARD COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

During 2003 the Executive Committee reviewed performance and set compensation levels for the President & Chief Executive Officer and the Executive Vice President & Chief Operating Officer. Executive Committee members (John Anhorn, Rich Hieb and Tom Anderson) did not participate in the discussion or vote on issues concerning executive compensation.

Our compensation philosophy is to provide a competitive base salary to attract and retain executive officers; establish bonus plans to motivate our executive officers to reach financial goals; and offer equity-based incentives in the form of stock options to retain our executive officers and align their interests with shareholders.

The Committee proposed and the Board set salary levels based upon its evaluation and assessment of senior management's success in implementing a previously agreed strategic plan for PremierWest. The strategic plan included goals for growth in assets and earnings. The Committee also reviewed salaries of comparable executives in the financial services industry.

The 2002 Stock Option Plan provides for the issuance of incentive or nonqualified stock options to officers and employees to purchase shares of PremierWest Bancorp common stock. The Board makes grants at its discretion and granted 24,150 options to executive officers in 2003.

The Committee believes that the Compensation levels for our executive officers fairly represent the level of experience and performance they provide PremierWest Bancorp.

Submitted by Compensation Committee Members:

John A. Duke (Chairman)
Patrick Huycke
Brian Pargeter
James Patterson

CODE OF ETHICS

The Board of Directors has adopted and approved a Code of Conduct and Ethics which is publicly available on our website at www.premierwestbank.com. Bancorp intends to disclose all amendments to and waivers of this code on our website.

FEES PAID TO AUDITORS

	2003	Percent Approved by Audit Committee	2002	Percent Approved by Audit Committee
Audit Fees	$ 96,712	100%	$ 83,578	100%
Audit Related Fees (1)	$ 12,115	100%	$ 10,260	100%
Tax Fees (2)	$ 78,883	100%	$ 11,491	100%
All Other Fees [3]	$130,538	100%	$ 58,438	100%
TOTAL	$318,248	100%	$163,767	100%

(1)   Includes fees for information technology systems review in conjunction with the audit of the consolidated financial statements.
(2)   Includes fees for the preparation of federal and state income tax returns and in 2003, the performance of a property cost segregation analysis for tax reporting purposes.
(3)   Includes consulting services regarding merger transaction, preparation of registration statement for the issuance of additional common stock, issuance of preferred shares, acquisition of bank-owned life insurance, implementation of supplemental executive retirement plans, and performance measurement analysis.

PRE-APPROVAL POLICIES

All audit and non-audit services performed by Moss Adams, and all audit services performed by other independent auditors, must be pre-approved by the Audit Committee. These services include, but are not limited to, the annual financial statement audit, audits of employee benefit plans, tax compliance assistance, tax consulting and assistance with executing our acquisition strategy. Moss Adams may not perform any prohibited services as defined by the Sarbanes-Oxley Act of 2002 including but not limited to any bookkeeping or related services, information systems consulting, internal audit outsourcing, legal services, and performing any management or human resources functions.

COMPLIANCE WITH SECTION 16 FILING REQUIREMENTS

Section 16 of the Securities Exchange Act of 1934 requires that all executive officers, directors and persons who beneficially own more than 10 percent of the common stock file an initial report of their beneficial ownership of common stock and to periodically report changes in their ownership. The reports must be made with the Securities and Exchange Commission with a copy sent to PremierWest Bancorp.

Based solely upon our review of the copies of the Section 16 filings that we received with respect to the fiscal year ended December 31, 2003, we believe that all reporting persons made all required Section 16 filings with respect to such fiscal year.

OTHER BUSINESS

The Board knows of no other matters to be brought before the shareholders at the meeting. In the event other matters are presented for a vote at the meeting, the proxy holders will vote shares represented by properly executed proxies at their discretion in accordance with their judgment on such matters.

At the meeting, management will report on our business and shareholders will have the opportunity to ask questions.

TO SHAREHOLDERS

Our Annual Report is being mailed to shareholders with this proxy statement. Additional copies of the Annual Report may be obtained without charge by writing to Tom Anderson, Investor Relations, PremierWest Bancorp, P.O. Box 40, 503 Airport Road, Medford, Oregon 97501

Copies of the public portions of reports to the SEC may be inspected and copied at the headquarters of the SEC, 450 Fifth Street, NW, Washington, D.C. 20549. Certain information is available electronically at the SEC's Internet web site at www.sec.gov.

Copies of the public portions of reports to the FDIC may be inspected and copied at the office of the FDIC, 550 17th St. N.W., Washington, D.C. Certain financial information filed by PremierWest with the FDIC is available electronically at the FDIC's Internet web site at www.fdic.gov.

INDEPENDENT PUBLIC ACCOUNTANTS

Moss Adams LLP, independent Certified Public Accountants, audited the consolidated financial statements of the Company for the years ended December 31, 2003 and 2002. Representatives of Moss Adams LLP, are expected to be present at the annual meeting, will be given the opportunity to make a statement, and will be available to respond to any appropriate questions. The Company dismissed Symonds Evans & Company, P.C. as its principal accountant on June 17, 2002. Symonds Evans & Company, P.C. performed the audit of the Company's financial statements for the fiscal year ended December 31, 2001. The Company's Audit Committee approved the dismissal of Symonds Evans & Company, P.C. and the retention of Moss Adams LLP.

The audit report of Symonds Evans & Company, P.C. on the consolidated financial statements of PremierWest Bancorp as of and for the year ended December 31, 2001 did not contain any adverse opinion or disclaimer of opinion, nor was it qualified or modified as to uncertainty, audit scope, or accounting principles.

In connection with the audit of the fiscal year ended December 30, 2001, there were no disagreements with Symonds Evans & Company, P.C. on any matter of accounting principles or practices, financial statement disclosure, or auditing scope or procedures, which disagreements if not resolved to their satisfaction would have caused them to make reference in connection with their opinion to the subject matter of the disagreement.

In addition, during the Company's two most recent fiscal years, Moss Adams LLP, has not advised the Company that: (a) the internal controls necessary to develop reliable financial statements did not exist; (b) information had come to the attention of Moss Adams LLP which made it no longer able or unwilling to rely on management's representation, or unwilling to be associated with the financial statements prepared by management; (c) the scope of the audit should have been expanded significantly; (d) information had come to Moss Adams LLP's attention that it had concluded would, or if further investigated might have, materially impacted the fairness or reliability of a previously issued audit report or the underlying financial statements, or the financial statements issued or to be issued covering the fiscal period(s) subsequent to the date of the most recent audited financial statements, or (e) information has come to its attention that it concluded materially impacts the fairness or reliability of either (i) a previously issued audit report or the underlying financial statements or (ii) the financial statements issued or to be issued covering the fiscal periods subsequent to December 31, 2002, that would prevent it from rendering an unqualified audit report, and such issue had not been resolved to Moss Adams LLP's satisfaction.

PROPOSALS OF SHAREHOLDERS

Any shareholder who wishes to submit a proposal for consideration at the next annual meeting must submit the proposal no later than December 15, 2004, to be entitled to have the proposal included in our Proxy Statement for the next Annual Meeting of Shareholders.

PREMIERWEST BANCORP

CHARTER OF THE AUDIT COMMITTEE

OF

THE BOARD OF DIRECTORS

I.   Purpose

The purpose of the Audit Committee (the "Committee") of PremierWest Bancorp ("Bancorp") is to assist the Board of Directors (the "Board") of the Bancorp and PremierWest Bank (collectively the "Company") in fulfilling its responsibilities by overseeing the accounting and financial reporting processes of the Company and audits of the financial statements of the Company. This oversight will include, but not be limited to, reviewing the financial information which will be provided to the shareholders and others, the systems of internal controls which management and the Board have established and the performance and selection of independent auditors.

The Committee will fulfill these responsibilities by carrying out the activities enumerated in Section III of this Charter. The Committee shall be given full and direct access to the Company's internal auditors, the Chairman of the Board, the Company's executives and independent auditors as necessary to carry out these responsibilities. However, the Committee's function is one of oversight only. Management is responsible for day to day management and for preparing financial statements that accurately and fairly present the Company's financial results and condition.

II.   Composition of the Audit Committee

The Committee shall be comprised of not less than three directors, each of whom must (a) be independent as defined under the rules of the National Association of Securities Dealers, Inc. ("NASD") applicable to companies listed on the Nasdaq SmallCap Market ("Nasdaq"), (b) meet the criteria for independence set forth in Section 10A(m) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and the rules promulgated by the Securities and Exchange Commission ("Commission")

All members of the Committee shall be able to read and understand fundamental financial statements, including a balance sheet, income statement, and cash flow statement. At least one member of the Committee must have past employment experience in finance or accounting, requisite professional certification in accounting, or any other comparable experience or background which results in the individual's financial sophistication, including being or having been a chief executive officer, chief financial officer or other senior officer with financial oversight responsibilities.

Members of the Committee shall be appointed annually by the Board and may be replaced or removed by the Board with or without cause. Resignation or removal of a director, for whatever reason, shall mean automatic resignation or removal from the Committee. Any vacancy on the Committee may be filled only by the Board. The Board shall designate one member of the Committee to be the chair (the "Chair").

III.   Responsibilities and Duties; Authority

To fulfill its responsibilities and duties, the Committee shall:

1.   Review annually this Charter for adequacy and recommend any changes to the Board;

2.   Review the significant accounting principles, policies and practices followed by the Company in accounting for and reporting its financial results of operations in accordance with generally accepted accounting principles ("GAAP");

3.   Review the Company's annual audited financial statements, related disclosures, including the MD&A portion of the Company's filings, and discuss with the independent auditors the matters required to be discussed by Auditing Standard No. 61, including:

(a)   the quality as well as acceptability of the accounting principles applied in the financial statements, and

(b)   new or changed accounting policies; significant estimates, judgments, uncertainties or unusual transactions; and accounting policies relating to significant financial statement items;

4.   Review any management letters or internal control reports prepared by the independent auditors or the Company's internal auditors and responses to prior management letters, and review with the independent auditors the Company's internal financial controls, including the budget and oversight and responsibilities of the Company's internal auditors.

5.   Review the effectiveness of the independent audit effort, including approval of the scope of, and fees charged in connection with, the annual audit, quarterly reviews and any non-audit services being provided;

6.   Be responsible for the appointment, compensation, retention and oversight of the independent accountant employed to conduct the audit (including resolution of disagreements between the independent auditors and management regarding financial reporting). The independent auditors shall report directly to the Committee;

7.   Pre-approve all audit services and non-audit services permitted under Commission rules that may be provided to the Company by the independent auditors;

8.   Review the hiring policies for any employees or former employees of the independent auditors;

9.   Obtain on an annual basis a formal written statement from the independent auditors delineating all relationships between the accountants and the Company consistent with Independence Standards Board Standard No. 1, and review and discuss with the accountants all significant relationships the accountants have with the Company which may affect the accountants' independence;

10.   For each of the first three fiscal quarters and at year end, at a Committee meeting review with management the financial results, the proposed earnings press release and formal guidance which the Company may plan to offer and review with the independent auditors the results of their review of the interim financial information and audit of the annual financial statements;

11.   Review management's analysis of any significant accounting issues, changes, estimates, judgments or unusual items relating to the financial statements and the selection, application and effects of critical accounting policies applied by the Company (including an analysis of the effect of alternative GAAP methods) and review with the independent auditors the reports on such subjects delivered pursuant to Section 10A(k) of the Exchange Act;

12.   Following completion of the annual audit, review separately with the independent auditors, the internal auditors and management any significant difficulties encountered during the course of the audit;

13.   Engage and determine funding for such independent professional advisers and counsel as the Committee determines are appropriate to carry out its functions hereunder;

14.   Report to the Board on a regular basis on the major events covered by the Committee and make recommendations to the Board and management concerning these matters;

15.   Perform any other activities consistent with this charter, the Company's Bylaws and governing law as the Committee or the Board deems necessary or appropriate, including but not limited to the Company's legal and regulatory compliance;

16.   Approve all "related party transactions", as defined by NASD rules applicable to companies listed on Nasdaq; and

17.   Establish procedures for:

        (a)   the receipt, retention, and treatment of complaints received by the Company regarding accounting, internal accounting controls, or auditing matters, and

        (b)   the confidential, anonymous submission by employees of concerns regarding questionable accounting or auditing matters.

The foregoing list of duties is not intended to be either complete or exclusive, and the Committee shall, in addition, have such powers as may be necessary or appropriate for the performance of its duties hereunder. All interpretations and determinations of the Committee made in accordance with the authority granted to the Committee herein shall be binding on all interested parties, unless found by a court of competent jurisdiction to be arbitrary and capricious.

IV.   Audit Committee Meetings

The Committee will meet on a regular basis, and will hold special meetings as circumstances require. The Chair, or any two members of the Committee, may call meetings of the Committee.   In addition, the Committee will meet on a quarterly basis to review financial results and reports, and at any time that the independent auditors believe communication to the Committee is required. The Chair shall preside at all sessions of the Committee at which he or she is present and shall set the agendas for Committee meetings, in consultation with other members of the Committee and management. At each of the regularly scheduled meetings, the Committee will meet separately with representatives of the Company's independent auditors, management and internal auditors. The Committee may, but is not required to, meet separately with representatives of the Company's independent auditors, management and internal auditors at any special meeting of the Committee. The agenda and information concerning the business to be conducted at each Committee meeting shall to the extent practicable be communicated to the members of the Committee sufficiently in advance of each meeting to permit meaningful review.

At all Committee meetings a majority of the total number of members shall constitute a quorum. A majority of the members of the Committee shall be empowered to act on behalf of the Committee. All meetings may be held telephonically. The Committee shall report regularly to the Board with respect to: (a) matters that are within the Committee's responsibilities; and (b) such recommendations as the Committee may determine to be appropriate. The report to the Board may take the form of an oral report by the Chair or any other member of the Committee designated by the Committee to make such a report. The Committee shall maintain minutes or other records of meetings and activities of the Committee.

Appendix B

**Certificate to Provide for the Designation, Preferences,
Rights, Qualifications, Limitations or Restrictions Thereof,
of the Series A Preferred Stock**

The first series of Preferred Stock shall be comprised of eleven thousand (11,000) shares and shall be designated "<u>Series A Preferred Stock</u>."

The relative rights, preferences, privileges and restrictions granted to or imposed upon the Series A Preferred Stock are as follows:

1.   <u>Definitions</u>: For purposes of this certificate:

(a)   "Additional Shares of Common Stock" shall have the meaning set forth in Section 6(c)(i)(A)(3).

(b)   "Conversion Rights" shall have the meaning set forth in Section 6.

(c)   "Convertible Securities" shall have the meaning set forth in Section 6(c)(i)(A)(2).

(d)   "Corporate Sale" shall have the meaning set forth in Section 3(c).

(e)   "Dilution Price" shall have the meaning set forth in Section 6(c)(i)(D).

(f)   "Holder's Pro Rata Share" shall have the meaning set forth in Section 7(a).

(g)   "New Series A Conversion Price" shall have the meaning set forth in Section 6(c)(i)(D)(1).

(h)   "Notice" shall have the meaning set forth in Section 7(b)(i)(A).

(i)   "Offered Shares" shall have the meaning set forth in Section 7(b)(i).

(j)   "Options" shall have the meaning set forth in Section 6(c)(i)(A)(1).

(k)   "Original Series A Conversion Ratio" shall have the meaning set forth in Section 6(a).

(l)   "Preemptive Rights" shall have the meaning set forth in Section 7(a).

(m)   "Recapitalization Event" shall have the meaning set forth in Section 3(a).

(n)   "Series A Conversion Price" shall have the meaning set forth in Section 6(c)(i)(B).

(o)　　"Series A Conversion Ratio" shall have the meaning set forth in Section 6(a).

(p)　　"Series A Original Issue Date" shall have the meaning set forth in Section 6(c)(i)(A)(4).

(q)　　"Series A Original Issue Price" shall have the meaning set forth in Section 3(a).

2.　　Dividends. The holders of shares of Series A Preferred Stock shall be entitled to receive dividends, out of assets legally available therefor, prior and in preference to any declaration or payment of any dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) on the Common Stock of the Corporation, at a rate of $25.00 per share per annum out of surplus funds determined by the board of directors to be available for payment thereof, provided, that, if in any year a dividend (payable other than in Common Stock or other securities and rights convertible into or entitling the holder thereof to receive, directly or indirectly, additional shares of Common Stock of the Corporation) is declared and paid on any shares of Common Stock, the holders of Series A Preferred Stock shall be entitled to receive, in lieu of the foregoing, the greater of (i) $25.00 per share or (ii) an amount equal to the dividend(s) that would have been paid to the holder of a share of Series A Preferred Stock had the Series A Preferred Stock been converted into Common Stock immediately prior to the record date(s) for such dividend(s) on the Common Stock. Such dividends shall accrue on each share from the date of issuance of such share and shall accrue from day to day, whether or not earned or declared. Such dividend shall be paid when declared by the board of directors. Such dividends shall not be cumulative. Unpaid dividends shall not represent a contingent claim against the Corporation.

3.　　Liquidation Preference. In the event of the liquidation, dissolution or winding up of the Corporation, either voluntary or involuntary, distributions to the shareholders of the Corporation shall be made in the following manner:

(a)　　Preference. The holders of Series A Preferred Stock shall be entitled to receive prior and in preference to any distribution of any assets or property of the Corporation to the holders of Common Stock by reason of their ownership hereof, an amount equal to $875.00 per share (the "Series A Original Issue Price") (as adjusted for any consolidations, combinations, stock distributions, stock dividends, stock splits or similar events, each a "Recapitalization Event"), plus an amount equal to all accrued but unpaid dividends. If, upon the occurrence of such event, the assets and funds available for distribution are insufficient to permit the payment to the holders of Series A Preferred Stock of the full preferential amount, then the entire assets and funds of the Corporation legally available for distribution to shareholders shall be distributed among the holders of the Series A Preferred Stock ratably in proportion to the relative preferential amounts which they would be entitled to receive pursuant to the preceding sentence of this Section 3(a).

(b)　　Remaining Assets. After payment has been made to the holders of Series A Preferred Stock pursuant to Section 3(a), if any remaining assets of the Corporation are available for distribution to shareholders, the holders of the Common Stock of the Corporation shall receive all of the remaining assets of the Corporation, and the holder of the Series A Preferred Stock shall not further participate therein.

(c) Reorganization or Merger. A reorganization or merger of the Corporation with or into any other corporation or corporations, in which the shareholders of the Corporation immediately prior to the transaction hold less than a majority of the voting stock immediately after the transaction, or any transaction or series of transactions resulting in the sale, transfer, lease or other disposition (but not including a transfer by pledge or mortgage to a bona fide lender) of all or substantially all of the assets of the Corporation (other than to a wholly-owned subsidiary) or any transaction or series of related transactions to which the Corporation is a party in which the shareholders of the Corporation immediately prior to the transaction hold less than a majority of the voting stock immediately after the transaction (any such transaction or series of transactions, a "Corporate Sale") shall be deemed to be a liquidation within the meaning of this Section 3. Any securities to be delivered to the holders of the Preferred Stock and Common Stock upon a Corporate Sale or any merger or reorganization of the Corporation shall be valued as determined in good faith by the Board of Directors of the Corporation.

4. Voting Rights. The Series A Preferred Stock shall be nonvoting in all matters other than those matters where voting is specifically required by the Oregon Business Corporation Act and as otherwise provided in this Section 4. Each share of Series A Preferred Stock shall be entitled to a number of votes equal to the number of shares of Common Stock into which such share of Series A Preferred Stock could be converted on the record date for the vote or written consent of shareholders on all matters on which the holders of Series A Preferred Stock must be permitted to vote under the Oregon Business Corporation Act and shall vote with the holders of the Common Stock and not as a separate class on (i) on any merger or consolidation of the Corporation with one or more other corporations in which the shareholders of the Corporation immediately after such merger or consolidation hold stock representing less than a majority of the voting power of the outstanding stock of the surviving corporation; and (ii) the sale of all or substantially all the Corporation's assets. The holders of Series A Preferred Stock shall be entitled to vote as required under the Oregon Business Corporation Act on the following matters: (i) any increase or decrease in the aggregate number of authorized shares of Series A Preferred Stock; (ii) any action that effects an exchange or reclassification of all or a part of the Series A Preferred Stock into shares of another class of stock; (iii) any action that effects an exchange or reclassification or creates the right of exchange of all or part of the shares of another class of stock into the Series A Preferred Stock; (iv) any action that changes the designation, rights, preferences or limitations of the Series A Preferred Stock; (v) any stock split, stock dividend or other recapitalization of the Series A Preferred Stock; (vi) any action that authorizes, creates or issues shares of any class of stock having preferences superior to or on parity with the Series A Preferred Stock; (vii) any action that reclassifies any outstanding shares into shares having preferences or priority as to dividends or assets senior to or on parity with the preference of the Series A Preferred Stock; (viii) any action that limits or denies the preemptive rights of the Series A Preferred Stock; (ix) any action that cancels or otherwise affects the rights of the Series A Preferred Stock to dividends that have accumulated but not yet been declared; and (x) the liquidation or dissolution of the Corporation. The holder of each share of Series A Preferred Stock shall be entitled to notice of any shareholders' meeting in accordance with the bylaws of the Corporation and shall vote with holders of the Common Stock at any annual or special meeting of shareholders of the Corporation, or by written consent, upon those matters required

by law or by this paragraph to be submitted to a separate class vote. Fractional votes shall not, however, be permitted and any fractional voting rights resulting from the above formula (after aggregating all shares of Common Stock into which shares of Series A Preferred Stock held by each holder could be converted) shall be rounded down to the nearest whole number.

5.   Redemption.   The Series A Preferred Stock is not redeemable.

6.   Conversion. The holders of the Series A Preferred Stock shall have conversion rights as follows (the "Conversion Rights"):

(a)   Optional Conversion. Each share of Series A Preferred Stock shall be convertible, at the option of the holder thereof, at (i) any time beginning three (3) years after the Series A Original Issue Date (as defined in Section 6(c)(i)(A)(4)), or (ii) upon the occurrence of a Corporate Sale as defined in Section 3(c), conversion shall be effected at the office of the Corporation or any transfer agent of the Corporation for the Series A Preferred Stock, into such number of fully paid and nonassessable shares of Common Stock as shall be determined by multiplying the number of shares of Series A Preferred held by such holder by the Series A Conversion Ratio (determined as provided herein) in effect at the time of conversion. The "Original Series A Conversion Ratio" shall be 87.50 shares of Common Stock for each share of Series A Preferred Stock. The number of shares of Common Stock into which each share of Series A Preferred Stock may be converted at any given time is hereinafter referred to as the "Series A Conversion Ratio." The Series A Conversion Ratio then in effect shall be subject to adjustment as set forth in Section 6(c) below.

(b)   Automatic Conversion. Each share of Series A Preferred Stock shall automatically be converted into fully paid and nonassessable shares of Common Stock at the then effective Series A Conversion Rate, immediately and without action by any person, five (5) years after the Series A Original Issue Date (as defined in Section 6(c)(i)(A)(4)). Adjustments to Series A Conversion Ratio.

(i)   Dilutive Issuances
(A)   Special Definitions. For purposes of this Section 6(c)(i), the following definitions shall apply:

(1)   "Options" shall mean rights, options or warrants to subscribe for, purchase or otherwise acquire either Common Stock or Convertible Securities (as defined below) not otherwise excluded from the definition of Additional Shares of Common Stock (as defined below).

(2)   "Convertible Securities" shall mean any evidences of indebtedness, shares or other securities convertible into or exchangeable for Common Stock not otherwise excluded from the definition of Additional Shares of Common Stock (as defined below).

(3)   "Additional Shares of Common Stock" shall mean all shares of Common Stock issued (or, pursuant to Section 6(c)(i)(C) below, deemed to be issued)

by the Corporation after the Series A Original Issue Date (as defined below), other than shares of Common Stock issued or issuable:

            (aa)   upon conversion of shares of Series A Preferred Stock;

            (bb)   shares to officers, directors or employees of, or consultants to, the Corporation pursuant to any equity based or incentive-based compensation plan that existed as of the Series A Original Issue Date;

            (cc)   in connection with the acquisition by the Corporation of another business entity or majority ownership thereof, the assets of another business entity, or any other business combination approved by the Board of Directors;

            (dd)   in connection with a transaction described in Section 6(c)(ii);

            (ee)   by way of dividend or other distribution on shares of Common Stock excluded from the definition of Additional Shares of Common Stock by the foregoing clauses (aa) through (dd).

            (4)   "Series A Original Issue Date" shall mean the date on which the Series A Preferred Stock is first issued by the Corporation.

            (B)   No Adjustment of Series A Conversion Price. No adjustment in the Series A Conversion Price shall be made with respect to the issuance of Additional Shares of Common Stock unless the consideration per share for an Additional Share of Common Stock issued or deemed to be issued by the Corporation is less than the Series A Conversion Price, as defined below, in effect on the date of, and immediately prior to, such issue. The "Series A Conversion Price" at any time shall be the quotient of the Series A Original Issue Price, as adjusted for any Recapitalization Event, divided by the Series A Conversion Ratio then in effect.

            (C)   Deemed Issue of Additional Shares of Common Stock. In the event the Corporation at any time or from time to time after the Series A Original Issue Date shall issue any Options or Convertible Securities or shall fix a record date for the determination of holders of any class of securities entitled to receive any such Options or Convertible Securities, then the maximum number of shares of Common Stock issuable upon the exercise of such Options or, in the case of Convertible Securities, the conversion or exchange of the Convertible Securities (as set forth in the instrument relating thereto without regard to any provisions contained therein for a subsequent adjustment of such number) shall be deemed to be Additional Shares of Common Stock issued as of the time of the issuance of such Option or Convertible Security or, in case such a record date shall have been fixed, as of the close of business on such record date:

            (1)   except as provided in Section 6(c)(i)(C)(2) and 6(c)(i)(C)(3) below, no further adjustment in the Series A Conversion Ratio shall be made upon the subsequent issue of Convertible Securities or shares of Common Stock upon the exercise of such Options or conversion or exchange of such Convertible Securities;

(2) if such Options or Convertible Securities by their terms provide, with the passage of time or otherwise, for any change in the consideration payable to the Corporation, or change in the number of shares of Common Stock issuable, upon the exercise, conversion or exchange thereof (other than under or by reason of provisions designed to protect against dilution), a Series A Conversion Ratio computed upon the original issue thereof (or upon the occurrence of a record date with respect thereto) and any subsequent adjustments based thereon, shall, upon any such increase or decrease becoming effective, be recomputed to reflect such increase or decrease insofar as it affects such Options or the rights of conversion or exchange under such Convertible Securities;

(3) upon the expiration or other termination of any unexercised Options or Convertible Securities, the Series A Conversion Ratio, to the extent in any way affected by or computed using such Options or Convertible Securities, shall be recomputed to reflect the issuance of only the number of shares of Common Stock actually issued upon the exercise of such Options or Convertible Securities; and

(4) no readjustment pursuant to Section 6(c)(i)(C) clauses (2) and (3) above shall have the effect of reducing the Series A Conversion Ratio to a ratio less than the greater of (1) the Series A Conversion Ratio on the Series A Original Issue Date or (2) the Series A Conversion Ratio that would have resulted from any issuance of Additional Shares of Common Stock between the Series A Original Issue Date and such readjustment date.

(D) <u>Adjustment of Series A Conversion Ratio Upon Issuance of Additional Shares of Common Stock Below Purchase Price</u>. In the event this Corporation shall issue Additional Shares of Common Stock after the Series A Original Issue Date, without consideration or for a consideration per share less than the Series A Conversion Price in effect on the date of and immediately prior to such issue (such issuance price being referred to herein as the "<u>Dilution Price</u>"), then and in each such event the Series A Conversion Ratio shall automatically be adjusted as set forth in this Section 6(c)(i)(D).

(1) <u>Adjustment Formula.</u> Whenever the Series A Conversion Ratio is adjusted by Section 6(c)(i)(D), the new Series A Conversion Ratio shall be determined by dividing the Series A Original Purchase Price by the "<u>New Series A Conversion Price</u>", which shall be determined by multiplying the Series A Conversion Price then in effect by a fraction, (x) the numerator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issue plus (ii) the number of shares of Common Stock which the aggregate consideration received by the Corporation for the total number of Additional Shares of Common Stock so issued would purchase at such Series A Conversion Price in effect immediately prior to such issuance, and (y) the denominator of which shall be the sum of (i) the number of shares of Common Stock outstanding immediately prior to such issues plus (ii) the number of such additional shares of Common Stock so issued. For the purposes of this paragraph, the number of outstanding shares of Common Stock shall be deemed to include the Common Stock issuable on conversion of all other outstanding Preferred Stock, upon conversion or exercise of any other outstanding Convertible Securities and upon exercise of all reserved Options (and assuming conversion of Convertible Securities issuable upon exercise of Options).

(E)   Determination of Consideration. For purposes of this Section 6(c)(i)(E), the consideration received by the Corporation for the issue of any Additional Shares of Common Stock shall be computed as follows:

(1)   Cash and Property: Such consideration shall:

(aa)   insofar as it consists of cash, be computed at the aggregate amount of cash received by the Corporation after deducting any reasonable discounts, commissions or other expenses allowed, paid or incurred by the Corporation for any underwriting, commission, finder's fee or otherwise in connection with the issuance and sale thereof;

(bb)   insofar as it consists of property other than cash, be computed at the fair value thereof at the time of such issue, as determined by the Board of Directors in the good faith exercise of its reasonable business judgment; and

(cc)   in the event Additional Shares of Common Stock are issued together with other shares or securities or other assets of the Corporation for consideration which covers both, be the proportion of such consideration so received, computed as provided in clauses (aa) and (bb) above, as determined in good faith by the Board.

(2)   Options and Convertible Securities. The consideration per share received by the Corporation for Additional Shares of Common Stock deemed to have been issued pursuant to Section 6(c)(i)(C), relating to Options and Convertible Securities, shall be determined by dividing:

(aa)   the total amount, if any, received or receivable by the Corporation as consideration for the issue of such Options or Convertible Securities, plus the minimum aggregate amount of additional consideration (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such consideration) payable to the Corporation upon the exercise of such Options or the conversion or exchange of such Convertible Securities, or in the case of Options for Convertible Securities, the exercise of such Options for Convertible Securities and the conversion or exchange of such Convertible Securities, by

(bb)   the maximum number of shares of Common Stock (as set forth in the instruments relating thereto, without regard to any provision contained therein for a subsequent adjustment of such number) issuable upon the exercise of such Options or the conversion or exchange of such Convertible Securities

(ii) Other Adjustments to Series A Conversion Ratio.

(A)   Subdivisions, Combinations, or Consolidations of Common Stock. In the event the outstanding shares of any class of Common Stock shall be subdivided, combined or consolidated, by stock split, stock dividend, combination or like event, into a greater or lesser number of shares of Common Stock after the Series A Original Issue Date, the Series A Conversion Ratio in effect immediately prior to such subdivision, combination, consolidation or stock dividend shall, concurrently with the effectiveness of such subdivision, combination or consolidation, be proportionately adjusted.

(B) Distributions Other than Cash Dividends Out of Retained Earnings. In case the Corporation shall declare a cash dividend upon any class of its Common Stock payable otherwise than out of retained earnings or shall distribute to holders of any class of its Common Stock shares of its capital stock (other than shares of any class of Common Stock and other than as otherwise adjusted in this Section 6(c)), stock or other securities of other persons, evidences of indebtedness issued by the Corporation or other persons, assets (excluding cash dividends) or options or rights (excluding options to purchase and rights to subscribe for any class of Common Stock or other securities of the Corporation convertible into or exchangeable for any class of Common Stock), then, in each such case, provision shall be made so that the holders of Series A Preferred Stock shall receive upon conversion thereof, in addition to the number of shares of Common Stock receivable thereupon, the amount of cash or securities of the Corporation which they would have received had their Series A Preferred Stock been converted into Common Stock on the date of such event and had they thereafter, during the period from the date of such event to and including the date of conversion, retained such securities receivable by them as aforesaid during such period, subject to all other adjustments called for during such period under this Section 5 with respect to the rights of the holders of the Series A Preferred Stock.

(C) Adjustment for Common Stock Dividends and Distributions. If, after the Series A Original Issue Date, the Corporation at any time or from time to time makes, or fixes a record date for determination of holders of any class of Common Stock entitled to receive, a dividend or other distribution payable in additional shares of any class of Common Stock, in each such event the Series A Conversion Ratio that is then in effect shall be increased as of the time of such issuance or, in the event such record date is fixed, as of the close of business on such record date, by multiplying the Series A Conversion Ratio then in effect by a fraction of (A) the numerator of which is the total number of shares of all classes of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date plus the number of shares of any class of Common Stock issuable in payment of such dividend or distribution; and (B) the denominator of which is the total number of shares of Common Stock issued and outstanding immediately prior to the time of such issuance or the close of business on such record date, provided, however, that if such record date is fixed and such dividend is not fully paid or if such distribution is not fully made on the date fixed therefor, the Series A Conversion Ratio shall be recomputed accordingly as of the close of business on such record date and thereafter the Series A Conversion Ratio shall be adjusted pursuant to Section 6(c)(ii)(C) to reflect the actual payment of such dividend or distribution.

(D) Reclassifications and Reorganizations. In the case, at any time after the date hereof, of any capital reorganization (except as provided in Section 3(c)) or any reclassification of the stock of the Corporation (other than as a result of a stock dividend or subdivision, split-up or combination of shares), the Series A Conversion Ratio then in effect shall, concurrently with the effectiveness of such reorganization or reclassification, be proportionately adjusted such that the shares of the Series A Preferred Stock shall, after such reorganization or reclassification, be convertible into the kind and number of shares of stock or other securities or property of the Corporation or otherwise to which such holder would have been entitled if immediately prior to such reorganization or reclassification, the holder had converted the holder's shares of the Series A Preferred Stock into Common Stock. The provisions of this Section 6(c)(ii)(D) shall similarly apply to successive reorganizations, reclassifications, consolidations or Corporate Sales.

(d)   Certificate as to Adjustments. Upon the occurrence of each adjustment or readjustment of the Series A Conversion Ratio pursuant to this Section 6, the Corporation at its expense shall promptly compute such adjustment or readjustment in accordance with the terms hereof and shall furnish to each holder of the Series A Preferred Stock a certificate setting forth such adjustment or readjustment and showing in detail the facts upon which such adjustment or readjustment is based. The Corporation shall, upon the written request at any time of any holder of the Series A Preferred Stock, furnish or cause to be furnished to such holder a like certificate setting forth (i) such adjustments and readjustments, (ii) the Series A Conversion Ratio then in effect and (iii) the number of shares of Common Stock and the type and amount, if any, of other property which then would be received upon the conversion of the Series A Preferred Stock.

(e)   Mechanics of Conversion. Before any holder of Series A Preferred Stock shall be entitled to convert the same into shares of Common Stock, such holder shall surrender the certificate or certificates therefor, duly endorsed, at the headquarters of the Corporation or of any transfer agent for the Corporation and shall give written notice to the Corporation at such office that the holder elects to convert the same and shall state therein the name or names in which the certificate or certificates for shares of Common Stock are to be issued (except that no such written notice of election to convert shall be necessary in the event of an automatic conversion pursuant to Section 6(b) hereof). The Corporation shall, as soon as practicable thereafter, issue and deliver at such office to such holder of Series A Preferred Stock, or to the nominee or nominees of such holder, a certificate or certificates for the number of shares of Common Stock to which he or she shall be entitled as aforesaid. Such conversion shall be deemed to have been made immediately prior to the close of business on the date of such surrender of the shares of Series A Preferred Stock to be converted (except that in the case of an automatic conversion pursuant to Section 6(b) hereof such conversion shall be deemed to have been made as of 12:01 a.m., Pacific time, on the date referred to in Section 6(b)) and the person or persons entitled to receive the shares of Common Stock issuable upon such conversion shall be treated for all purposes as the record holder or holders of such shares of Common Stock on such date. On the date specified in Section 6(b) above, the outstanding shares of Series A Preferred Stock shall be converted automatically without any further action by the holders of such shares and whether or not the certificates representing such shares are surrendered to the Corporation or its transfer agent; *provided, however*, that the Corporation shall not be obligated to issue certificates evidencing the shares of Common Stock issuable upon such conversion unless the certificates evidencing such shares of Series A Preferred Stock are either delivered to the Corporation or its transfer agent as provided above, or the holder notifies the Corporation or its transfer agent that such certificates have been lost, stolen or destroyed and executes an agreement satisfactory to the Corporation to indemnify the Corporation from any loss incurred by it in connection with such certificates.

(f)   Fractional Shares. No fractional shares of Common Stock shall be issued upon conversion of shares of Series A Preferred Stock. In lieu of any fractional shares to which the holder of Series A Preferred Stock would otherwise be entitled, the Corporation shall pay cash equal to such fraction multiplied by the fair market value of one share of Common Stock determined on the basis of the closing sale price of the Corporation's Common Stock on the day before such conversion, or if none, then as determined in good faith by the Board of Directors of the Corporation. The number of whole shares issuable to each holder upon such conversion shall be determined on the basis of the number of shares of Common Stock issuable upon conversion of the total number of shares of Series A Preferred Stock of each holder at the time converting into Common Stock.

(g)   No Dilution or Impairment. Without the consent of the Series A Preferred Stock in accordance with Section 4, the Corporation will not amend its Articles of Incorporation or participate in any reorganization, recapitalization, transfer of assets, consolidation, merger, dissolution, issue or sale of securities or any other voluntary action, for the purpose of avoiding or seeking to avoid the observance or performance of any of the terms to be observed or performed hereunder by the Corporation, but will at all times in good faith assist in the taking of all such action as may be necessary or appropriate in order to protect the conversion rights of the holders of the Series A Preferred Stock against dilution or other impairment.

(h)   Status of Converted Shares. Following any optional or automatic conversion of the Series A Preferred Stock to Common Stock, the transfer records respecting the Series A Preferred Stock shall be closed and no subsequent transfers thereof shall be recognized. No shares of Series A Preferred Stock which have been converted into Common Stock shall ever again be reissued and all such shares so converted shall upon such conversion be appropriately canceled on the books of the Corporation and shall be restored to the status of authorized but unissued Preferred Stock of the Corporation, undesignated as to series.

(i)   Reservation of Stock Issuable Upon Conversion. The Corporation shall at all times reserve and keep available out of its authorized but unissued shares of Common Stock solely for the purpose of effecting the conversion of the shares of Series A Preferred Stock such number of its shares of Common Stock as shall from time to time be sufficient to effect the conversion of all outstanding shares of Series A Preferred Stock; and if at any time the number of authorized but unissued shares of Common Stock shall not be sufficient to effect the conversion of all then outstanding shares of Series A Preferred Stock, the Corporation shall take such corporate action as may, in the opinion of its counsel, be necessary to increase its authorized but unissued shares of Common Stock to such number of shares as shall be sufficient for such purpose.

7.   Preemptive Rights. The holders of Series A Preferred Stock shall have such preemptive rights as follows:

(a)   Rights to Purchase Additional Common Stock. If the Corporation issues any shares of Common Stock subsequent to the Series A Original Issue Date, each holder of the Series A Preferred Stock shall have the right to purchase up to such holder's pro rata share of such shares of Common Stock being issued on the same terms and conditions as the Corporation is willing to sell such shares to any other person (the "Preemptive Rights"). Each holder's pro rata share of the Common Stock being issued equals the proportion that (x) the number of shares of Common Stock that are then issuable to such holder upon conversion of the Series A Preferred Stock bears to (y) the total number of shares of Common Stock of the Corporation then outstanding (assuming full conversion and exercise of all convertible and exercisable securities then outstanding) (the "Holder's Pro Rata Share"). Notwithstanding the foregoing, a holder of Series A Preferred Stock shall have no preemptive rights with respect to shares of Common Stock issued for the following purposes:

(i)   upon conversion of shares of Series A Preferred Stock;

(ii)   shares to officers, directors or employees of, or consultants to, the Corporation pursuant to a warrant, stock grant, option agreement or plan, purchase plan or other employee stock incentive program or agreement that is in effect as of the Series A Original Issue Date or is approved by the holders of the Common Stock of the Corporation in accordance with then-applicable rules of the Nasdaq Stock Market;

(iii)   upon conversion of any warrant, stock grant, option agreement or other security outstanding at the Series A Original Issue Date that is convertible into or exchangeable for Common Stock;

(iv)   in connection with a merger, acquisition of assets or other business combination of another business entity approved by the Board of Directors of the Corporation;

(v)   by way of dividend or other distribution on shares of the Corporation's capital stock.

(b)   Notice. The exercise of the Preemptive Rights is subject to the following provisions:

(i)   Each time the Corporation proposes to offer any shares of Common Stock subsequent to the Series A Original Issue Date as set forth in Section 7(a) above (the "Offered Shares"), the Corporation shall first make an offering of such Offered Shares to each holder of Series A Preferred Stock in accordance with the following provisions:

(A)   The Corporation shall deliver a notice ("Notice") to the holder of Series A Preferred Stock stating (i) its bona fide intention to offer such Offered Shares, (ii) the number of such Offered Shares to be offered and (iii) the terms upon which it proposes to offer such Offered Shares.

(B)   By written notification received by the Corporation within fifteen (15) calendar days after the giving of Notice, each holder of Series A Preferred Stock may elect to purchase, at the price and on the terms specified in the Notice, up to that portion of such Offered Shares that equals such Holder's Pro Rata Share.

(ii)   If all Offered Shares that such holders of Series A Preferred Stock are entitled to obtain pursuant to subsection 6(a) are not elected to be obtained as provided in subsection 6(b)(ii) hereof, the Corporation may, during the ninety (90) day period following the expiration of the period provided in subsection 6(b)(ii) hereof, offer the remaining unsubscribed portion of such Offered Shares to any person or persons at a price not less than that, and upon terms no more favorable to the offeree than those, specified in the Notice. If the Corporation does not enter into an agreement for the sale of the Offered Shares within such period, or if such agreement is not consummated within sixty (60) days of the execution thereof, the right provided hereunder shall be deemed to be revived and such Offered Shares shall not be offered unless first reoffered to the holders of Series A Preferred Stock in accordance herewith.

PREMIERWEST BANCORP

REVOCABLE PROXY SOLICITED BY THE BOARD OF DIRECTORS
ANNUAL MEETING OF SHAREHOLDERS
MAY 26, 2004

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INTERNET	OR	**TELEPHONE**	OR	**MAIL**
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- **Go to the website listed above.**
- **Have your proxy card ready.**
- **Enter your Control Number located above your name and address**
- **Follow the simple instructions on the website**

- **Use any touch-tone telephone.**
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- **Enter your Control Number located above your name and address.**
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- **Mark, sign and date your proxy card.**
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Your internet or telephone vote authorizes the named proxies to vote your shares in the same manner as if you marked, signed and returned your proxy card. If you have submitted your proxy by the Internet or telephone there is no need for you to mail back your proxy card.

The Board of Directors recommends a vote FOR election of all of the nominees.

The Board of Directors recommends a vote FOR ratification of issuance of the Series A Preferred Stock.

▼DETACH PROXY CARD HERE IF YOU ARE NOT VOTING BY THE INTERNET OR TELEPHONE▼

The undersigned hereby appoints John L. Anhorn and Richard R. Hieb, and each of them, proxies with full power of substitution to vote on behalf of the undersigned all shares of common stock of PremierWest Bancorp at the Annual Meeting to be held on May 26, 2004, and any adjournments or postponements thereof, with all powers the undersigned would possess if personally present, with respect to the following:

1. Election of Directors   [   ] **FOR all nominees**   [   ] **WITHHOLD AUTHORITY for all nominees***   [   ] **EXCEPTIONS***

*Instructions: To withhold authority to vote for any individual nominee mark the "EXCEPTIONS" box and strike a line through that nominee's name below.
Nominees: 01 John Anhorn, 02 Richard Hieb, 03 John Duke, 04 Patrick Huycke, 05 Thomas Becker, 06 Dennis Hoffbuhr, 07 James Patterson, 08 Rickar Watkins, 09 John Dickerson, and 10 Brian Pargeter.

2. Ratification of the issuance by the Company of 11,000 shares of Series A Preferred Stock   [   ] **FOR**   [   ] **AGAINST**

3. Other Matters. At the discretion of the proxy holder, on such other business as may properly come before the meeting and any adjournments or postponements thereof.

The Board of Directors recommends a vote **FOR** the election of all of the nominees listed above; and recommends a vote **FOR** ratification of the issuance of 11,000 shares of Series A Preferred Stock. Either or both of the proxies (or substitutes) present at the meeting may exercise all powers granted hereby. The shares represented by this Proxy will be voted as specified above, but if no specification is made, this Proxy will be voted **FOR** the election of all nominees and **FOR** ratification of the issuance of 11,000 shares of Series A Preferred Stock. Proxies may vote in their discretion as to other matters that may come before the meeting. Please date and sign exactly as name appears herein. Joint owners should each sign. Where applicable, indicate position or representative capacity.

Dated: _____

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